FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-36094

THE COMMUNITY FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

c/o Shore Bancshares, Inc.

18 E. Dover St.

Easton, Maryland 21601

(410) 763-7800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934 The Community Financial Corporation, through its successor by merger, Shore Bancshares, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SHORE BANCSHARES, INC.,
as successor by merger to The Community Financial Corporation

Date:	July 10, 2023	By:	/s/ James M. Burke
James M. Burke
President and Chief Executive Officer